FIRST AMENDMENT
TO THE AMENDED AND RESTATED BYLAWS
OF
LSB INDUSTRIES, INC.
________________________________________

The following amendment to the Amended and Restated Bylaws of LSB Industries, Inc. (the “Corporation”) to increase the maximum number of directors from thirteen to fourteen was approved and adopted by the Board of Directors of the Corporation at their meeting held on February 18, 2010:

1. Section 1.  Number, Term, Qualifications and Vacancies.  ARTICLE IV of the Amended and Restated Bylaws of the Corporation is hereby deleted in its entirety and in lieu thereof a new Section 1 is substituted in place thereof, which reads as follows:

“Section 1.  Number, Term, Qualifications and Vacancies.  The property, business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors.

The number of directors that shall constitute the whole Board of Directors may be fixed from time to time pursuant to a resolution adopted by a vote of two-thirds of the entire Board of Directors and may consist of no fewer than three nor more than fourteen members.  The directors shall be divided into three classes.  Each class shall consist, as nearly as possible, of one-third of the whole number of the Board of Directors.  At each annual election of the successors to the class of directors whose terms have expired in that year shall be elected to hold office for a term of three years.  Each director elected shall hold office until his successor is elected and qualified or until his earlier resignation or removal.  Directors and officers need not be stockholders.

Vacancies and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by the sole remaining director.  Each director chosen to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such directors shall have been chosen and until his successor is duly elected and qualified or until his earlier resignation or removal.”

2. The Amended and Restated Bylaws of LSB Industries, Inc., dated August 20, 2009, as amended and modified by this First Amendment to the Amended and Restated Bylaws of LSB Industries, Inc., dated February 18, 2010, sets forth the entire Bylaws of LSB Industries, Inc.   This First Amendment to the Amended and Restated Bylaws of LSB Industries, Inc., is effective as of the 18th day of February, 2010, the date the Board of Directors adopted and approved such amendment.

Dated: February 18, 2010

LSB INDUSTRIES, INC.

/s/ Jack E. Golsen
Jack E. Golsen
Chairman of the Board

[S E A L]
/s/ David M. Shear
David M. Shear, Secretary